

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2020

Todd Johnson
Chief Executive Officer
ProShares Trust II
7501 Wisconsin Avenue, Suite 1000E
Bethesda, MD 20814

      Re: ProShares Trust II
          Registration Statement on Form S-1
          Filed March 6, 2020
          File No. 333-236924

Dear Mr. Johnson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance

cc: Michael M. Philipp, Esq.